October 17, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4 of Gottschalks Inc.'s Form 8-K/A (Amendment No. 1) as filed with
the Securities and Exchange Commission on October 17, 2007, and have the following
comments:

1.   We agree with the statements made in paragraphs 1, 3, 4, 5, 6 and 7 of section
     (a) *"Dismissal of independent registered public accounting firm"*.

2.   We have no basis on which to agree or disagree with paragraphs 2 or 8 of
     section (a) *"Dismissal of independent registered public accounting firm"* or
     any of the information in section (b) *"Engagement of new independent
     registered public accounting firm"*.

Yours truly,

Deloitte & Touche LLP

/s/ Deloitte & Touche LLP
San Francisco, California